UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2010

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principa Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant)

By:	/s/ Mira Rosenzweig,
Mira Rosenzweig,
Chief Financial Officer

Dated: March 16, 2010

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Mira Rosenzweig, CFO Tel: +972-4-604-8308 Mobile: +972-54-9050703 mirar@camtek.co.il	IR INTERNATIONAL GK Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

CAMTEK SELECTED BY A LEADING FOUNDRY IN TAIWAN AS
ADVANCED 3D INTEGRATION INSPECTION SOLUTION PROVIDER

Camtek’s FALCON System Selected by a Leading Foundry
For Advanced 3D Inspection Applications

MIGDAL HAEMEK, Israel – March 16, 2010 – Camtek Ltd. (NASDAQ and TASE: CAMT) (“Camtek” or the “Company”), announced today that a leading Semiconductor Foundry in Taiwan has selected the Falcon, Camtek’s Automatic Optical Inspection (AOI) system, for metrology and inspection solution for the 3D integration circuits (“3D IC”) process.

Advanced packaging of 3D IC with Through Silicon Via (TSV) interconnects, Micro Bump and additional processes is the next generation of high performance logic and memory integrated devices. This process requires new metrology and inspection capabilities.

Camtek’s Falcon 800 family offers a wide range of metrology and inspection solutions for the 3D IC process including integration on a single platform in order to support the development cycle, production ramp up qualification and short time to market. The Falcon 830plus system was evaluated by the leading chipmaking Foundry and selected over its competitors after demonstrating the best-of-breed performance in this challenging arena.

Mr. Roy Porat, Camtek’s General Manager commented:  “This is our first penetration sale to this very important customer in Taiwan. In addition to the potential of this customer becoming a significant customer in our future this sale further improves our position with other customers in the Taiwan Semiconductor Market.”

ABOUT CAMTEK LTD.

Camtek Ltd provides automated solutions dedicated for enhancing production processes and yield, enabling our customers new technologies in two industries; Semiconductors, Printed Circuit Board (PCB) & IC Substrates.

Camtek addresses the specific needs of these industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, ion milling and digital material deposition. Camtek’s solutions range from micro-to-nano by applying its technologies to the industry-specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.